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                                                                    Exhibit 3.38

                    AMENDED AND RESTATED OPERATING AGREEMENT

                                       OF

               GALLUP TRANSPORTATION AND TRANSLOADING COMPANY, LLC

      THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") to be effective as of March 11, 2003 is made by and among Gallup Transportation and Transloading Company, LLC (the "Company") and AMFIRE, LLC ("AMFIRE"). AMFIRE is referred to as the "Member".

                                    RECITALS

      WHEREAS, the Company was formed on January 31, 1997 by executing and filing Articles of Organization with the New Mexico Office of The State Corporation Commission; and

      WHEREAS, the former members of the Company entered into an Operating Agreement effective December 31, 2002 (the "Old Operating Agreement");

      WHEREAS, on the date hereof, AMFIRE acquired all of the Percentage Interest of the Company and AMFIRE now desires to amend and restate the Old Operating Agreement by entering into this Amended and Restated Operating Agreement (the "New Operating Agreement");

      NOW, THEREFORE, in consideration of the mutual promises, agreements and obligations set forth herein, the Company and the Members agree to be governed by the provisions set forth herein.

                                    AGREEMENT

      Section 1 Rescission of Old Operating Agreement. The Old Operating Agreement hereby is rescinded and replaced by this New Operating Agreement. Any matters not addressed in this New Operating Agreement will be governed by the New Mexico Limited Liability Company Act (the "Act").

      Section 2 Purpose. The Company is organized for the purpose of transporting coal and other products by truck, and to sublease interests in other assets.

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      Section 3 Management by Managers. The business and affairs of the Company shall be managed by a Board of Managers.

      Section 4 Officers.

      (a) The company shall have the following Officers:

            (i) A president, who shall have overall supervision of Company operations pursuant to an established Program and Budget and who shall perform such other duties as may be delegated to him by the Board of Managers. The Company's president shall be Trent Peterson.

            (ii) A vice president, sales and administration, who shall perform such duties as may be delegated to him by the president or Board of Managers.

            (iii) A secretary, who shall keep minutes of meetings of the Board of Managers, act as custodian of Company records and perform such other duties as may be delegated to him by the president or the Board of Managers. The Secretary shall at the direction of the Board of Managers have an assistant to serve as Assistant Secretary.

            (iv) A treasurer, who shall maintain the Company's book of account, perform the other duties specified in this Operation Agreement and perform such other duties as may be delegated to him by the president or the Board of Managers.

      (b) The Board of Managers may add or eliminate Officer positions at any time. Persons designated as Officers shall serve for the terms established by the Board of Managers or unless they sooner resign pursuant to Section 5.

      Section 5 Resignation of Officers. Any Officer may resign at any time by giving notice to the other Officers and to the Board of Managers. The resignation of any Officer will take effect upon receipt of notice thereof or at such later time as will be specified in such notice. Unless otherwise provided herein, the acceptance of such resignation will not be necessary to make it effective.

      Section 6 Indemnification of Members, Managers, Officers, Employees and Other Agents. The Company will indemnify, defend and hold harmless each Member, Manager, officer or employee from and against any claim by any third party seeking monetary damages against such Member, Manager, officer or employee arising out of such Member's, Manager's, officer's or employee's performance of his duties in good faith in accordance with Section 53-19-18 of the Act

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without prejudice to the claim against such Member, Manager, officer or employee by the Company in case such monetary damage is caused by the gross negligence or willful misconduct of such Member, Manager, officer or employee. The Company will purchase and maintain insurance on behalf of any person who is or was a Member, Manager or officer of the Company against any liability asserted against or incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability or each Member would have the power to indemnify the Company against any claim under this Section. Any indemnification under this Section 6 shall be recoverable only out of the assets of the Company and not from the Members.

      Section 7 Percentage Interests. The term "Percentage Interests" means 100% as to AMFIRE.

      Section 8 Capital Accounts. An individual capital account shall be maintained for each Member. The capital account of each Holder shall be maintained and determined in accordance with the capital account maintenance rules of Treasury Regulation Section 1.704 1(b)(2)(iv).

      Section 9 Allocations. All Company receipts and expenditures, and all items of income, deduction, credit, gain and loss arising therefrom, shall be allocated to the Members in accordance with their respective Percentage Interests. Any and all distributions shall be made to Members in accordance with their respective Percentage Interests. No person shall be entitled to receive property or assets other than cash hereunder unless the Company elects to distribute any Company property in kind.

      Section 10 Transfer of Interests. A Member may sell, exchange, encumber, transfer or otherwise assign its Percentage Interest, either to a third party or back to the Company as part of its withdrawal; provided, however, that the selling or withdrawing Member must obtain the consent of all Members to the proposed action.

      Section 11 Dissolution. The Company shall be dissolved only upon the occurrence of the written agreement of all Members. The withdrawal of any Member shall not result in dissolution unless all remaining Members agree to dissolve.

      Section 12 Execution in Counterparts. This Agreement may be executed in several counterparts, and as executed shall constitute one original agreement, binding on all the parties hereto.

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      Section 13 Governing Law. All questions with respect to the construction of this Agreement and the rights and liabilities of the parties shall be determined in accordance with the applicable provisions of the laws of the State of New Mexico.

      Section 14 Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, all of the parties and their assigns, successors in interest, personal representatives, estates, heirs, legatees or successors. The parties have executed this Agreement, to be effective to govern the Company, as of the date first set forth above.

                  Gallup Transportation and Transloading Company, LLC by its Board of Managers

                  MEMBERS:

                  AMFIRE, LLC

                  By: /s/ Peter V. Merrits
                  Name: Peter V. Merritts
                  Title: President and Manager